Exhibit 99.3

March 15, 2006

Corporate Secretary

American HomePatient, Inc.

5200 Maryland Way, Suite 400

Brentwood, Tennessee 37027-5018

Re:  Advance Notice of Shareholder Business and Shareholder Nominee

Highland Capital Management, L.P., a Delaware limited partnership (“Highland”) hereby submits this notice (this “Notice”) on the date hereof to American HomePatient, Inc. (the “Company”).

Highland is currently the beneficial owner of 1,719,994 shares of common stock, $0.01 par value per share (“Common Stock”), of the Company, representing approximately 9.9% of the outstanding Common Stock of the Company (based upon 17,388,389 shares of Common Stock outstanding as of October 26, 2005, as reported by the Company in its Form 10-Q filed with the Securities Exchange Commission on November 2, 2005). Highland intends to continue to hold these shares beneficially through the date of the 2006 Annual Meeting of Stockholders of the Company, including any adjournments or postponements thereof or any special meeting that may be called in lieu thereof (the “Annual Meeting”).  Highland Crusader Offshore Partners, L.P., a Bermuda partnership (“Crusader Offshore”) is the record owner of 100 shares of Common Stock of the Company and the direct beneficial owner of 1,719,894 shares of Common Stock of the Company, evidence of which ownership is set forth on Exhibit A attached hereto.  Crusader Offshore has continuously been the beneficial owner of 1% or more of the Company’s securities entitled to vote at the Annual Meeting for at least one year.  Highland Crusader Offshore Fund GP, L.P., a Delaware limited partnership (“Crusader LP”) is the general partner of Crusader Offshore.  However, pursuant to the management agreement between Highland and Crusader Offshore, Highland exercises all voting and dispositive powers with respect to securities held by Crusader Offshore and Crusader LP beneficially owns 0 shares of Common Stock of the Company.  Highland Crusader Offshore Fund GP, LLC, a Delaware limited liability company (“Crusader LLC”) is the general partner of Crusader LP.  However, pursuant to the management agreement between Highland and Crusader Offshore, Highland exercises all voting and dispositive powers with respect to securities held by Crusader Offshore and Crusader LLC beneficially owns 0 shares of Common Stock of the Company.  Highland is the investment advisor to Crusader Offshore and has the power to control and vote the shares set forth above and accordingly may be deemed to indirectly beneficially own all of such shares.  Strand Advisors, Inc., a Delaware corporation (“Strand”) is the general partner of Highland, and accordingly may be deemed to indirectly beneficially own all of the shares set forth above.  James Dondero is the President and a director of Strand, and accordingly, may be deemed to indirectly beneficially own all of the shares set forth above.  As a result of the relationships described above, each of Highland, Crusader Offshore, Strand and James Dondero (collectively, the “Beneficial Owners”) may be deemed to be a beneficial owner of the shares set forth above, and as a result each of the Beneficial Owners may be deemed to have sole voting and dispositive power over the shares owned by Crusader Offshore. The Nominee (as defined below) is Head of Special Situations Investing at Highland and Secretary for Strand, and accordingly, may be deemed to indirectly beneficially own all of the shares set forth above.  However, the Nominee disclaims any such beneficial ownership.

Certain affiliates of Highland set forth on Exhibit B attached hereto hold $204 million of secured debt of the Company, which will mature and be payable on August 1, 2009, under the $250 million Secured Promissory Note issued by the Company and certain of its affiliates to Bank of Montreal (as the agent to the lenders listed on Schedule 1 thereto) on July 1, 2003.

The business address for the Beneficial Owners is:  c/o Highland Crusader Offshore Partners, L.P., 129 Front Street Hamilton HM, Bermuda; the Beneficial Owners also have business address at c/o Highland Capital Management, L.P., Two Galleria Tower, 13455 Noel Road, Suite 800, Dallas, Texas 75240.  We request that any correspondence with the Beneficial Owners be directed to c/o Highland Capital Management, L.P., Two Galleria Tower, 13455 Noel Road, Suite 800, Dallas, Texas 75240.

According to the Company’s Proxy Statement for its 2005 Annual Meeting, notice of submission of certain matters for consideration at the Annual Meeting must be given to the Company by March 15, 2006. This Notice is being delivered prior to such deadline. Notwithstanding, Highland does not acknowledge the validity of the requirement as it is set forth in the 2005 Proxy Statement, and the execution and delivery of this Notice by Highland shall not be deemed to constitute a waiver of any of the Beneficial Owners’ right to contest the validity of such requirement.

Pursuant to Section 1.4(b) of the bylaws of the Company, Highland hereby notifies the Company that Highland hereby nominates Patrick H. Daugherty (the “Nominee”) for election as a director of the Company at the Annual Meeting.  Certain additional information regarding the Nominee is set forth in Exhibit C.

Highland has entered into a letter of agreement (the “Nominee Agreement”) with the Nominee, subject to certain exceptions, to pay all costs of a proxy contest, and to indemnify and hold the Nominee harmless from and against any and all losses, claims, damages, penalties, judgments, awards, liabilities, costs, expenses and disbursements incurred in connection with the Nominee being a candidate for election to the Board.  The Nominee will not receive any compensation from the Beneficial Owners for the Nominee’s services as director of the Company if elected.  If elected, the Nominee will be entitled to such compensation from the Company as is provided to other non-employee directors, which compensation will be described in the Company’s proxy statement furnished to stockholders in connection with the Annual Meeting.  Any such compensation that may be received by the Nominee will be provided by the Nominee to Highland, as part of Highland’s policy with respect to board service rendered by its employees.

The Nominee has executed a consent to being nominated for election as a director of the Company and to serve as a director of the Company if elected at the Annual Meeting.  A copy of the consent executed by the Nominee is attached hereto as Exhibit D.

Highland, on behalf of itself and the other Beneficial Owners, reserves the right to nominate substitute or additional persons as nominees for any reason, including in the event that (1) the Board is expanded beyond its current size and/or (2) the Nominee is unable for any reason (including by reason of the taking or announcement of any action that has, or if consummated would have, the effect of disqualifying the Nominee) to serve as a director.

Exhibit E sets forth the name of each of the Beneficial Owners that purchased or sold Common Stock within the previous two years, the dates of the transactions and the amounts purchased or sold.  The Nominee has never directly purchased or sold securities of the Company.

Exhibit F sets forth all material proceedings in which any Beneficial Owner, the Nominee or any of their associates is a party adverse to the Company or any of its subsidiaries, or has a material interest adverse to the Company or any of its subsidiaries.

Except as disclosed herein or in any of the exhibits attached hereto, none of the Beneficial Owners or the Nominee: (i) owns any securities of the Company of record but not beneficially; (ii) owns beneficially any securities of the Company or any parent or subsidiary of the Company; (iii) has, nor do any of their associates have, any agreement or understanding with any person with respect to any future employment by the Company or its affiliates; (iv) has, nor do any of their associates have, any agreement or understanding with any person with respect to any future transactions to which the Company or any of its affiliates will or may be a party; (v) has, nor have any of their associates, engaged in or had a direct or indirect interest in any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000 and in which any of the persons listed in Item 404(a) of Regulation S-K (“Regulation S-K”) had, or will have, a direct or indirect material interest; (vi) has, nor have any of their associates or any of the persons listed in Item 404(c) of Regulation S-K, been indebted to the Company or its subsidiaries at any time since the beginning of the Company’s last fiscal year in an amount in excess of $60,000; (vii) has any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon at the meeting proposed in this Notice aside from their respective interests as stockholders of the Company; (viii) has borrowed any funds for the purpose of acquiring or holding any securities of the Company; (ix) is presently, or has been within the past year, a party to any contract, arrangement or understanding with any person with respect to securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (x) has, during the past 10 years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (xi) has, during the past 5 years, been involved in any of the legal proceedings described in Item 401(f) of Regulation S-K. The term “associates” shall have the meaning as that term is defined in Rule 14a-1 of Regulation 14A under the Securities Exchange Act of 1934, as amended.

The Nominee has never served on the Board.  Except as otherwise set forth in this Notice, neither the Nominee nor any of the Nominee’s associates has received any cash compensation, cash bonuses, deferred compensation, compensation pursuant to other plans or other compensation from, or related to, services rendered on behalf of the Company, or is subject to any arrangement described in Item 402 of Regulation S-K.

Except as otherwise set forth in this Notice, none of the relationships regarding the

Nominee described in Item 404(b) of Regulation S-K exists or has existed.  To the knowledge of Highland, there are no relationships involving the Nominee or any of the Nominee’s associates that would have required disclosure under Item 402(j) of Regulation S-K had the Nominee been a director of the Company.  There are no family relationships (as defined in Section 401(d) of Regulation S-K) between the Nominee and any director or officer of the Company or person nominated by the Company to become a director or executive officer.

Pursuant to Section 1.4(a) of the bylaws of the Company, Highland hereby further notifies the Company that representatives of Highland will appear at the Annual Meeting in person or by proxy to bring the following business before the stockholders of the Company at the Annual Meeting:

Proposal 1

Section 1.2 of the Company’s current Bylaws provides that special meetings of stockholders may be called only by the president or a majority of the Board.  To increase the stockholder’s ability to influence corporate governance at the Company, Highland hereby gives notice of its intent to seek stockholders’ vote at the Annual Meeting to amend Section 1.2 of the Company’s Bylaws so that special meetings may be called by holders of shares entitled to cast not less than fifty percent (50%) of the outstanding shares of any series or class entitled to vote at such meeting.  The following is the text of the proposed amendment:

Section 1.2 of the Company’s Bylaws is amended, by replacing it in its entirety with the following:

“Section 1.2  Special Meetings.  Special meetings of stockholders may be called for any purpose (including, without limitation, the filling of board vacancies and newly created directorships), and may be held at such time and place, within or without the State of Delaware, as shall be stated in a notice of meeting or in a duly executed waiver of notice thereof.  Such meetings may be called at any time by a majority of the board of directors or the president and shall be called by the president upon the written request of holders of shares entitled to cast not less than fifty percent (50%) of the outstanding shares of any series or class entitled to vote at such meeting.  The business transacted at special meetings of the stockholders of the corporation shall be confined to the business stated in the notice given to the stockholders.”

Proposal 2

Section 4.4 of the Company’s current Bylaws provides that vacancies of the Board may only be filled by the vote of a majority of the directors remaining in office, provided that any vacancy created by removal of a director for Cause (as defined in the Bylaws) may be filled by action of the stockholders taken at the same meeting at which the vacancy was created.  To increase the stockholder’s ability to influence corporate governance at the Company, Highland hereby gives notice of its intent to seek stockholders’ vote at the Annual Meeting to amend Section 4.4 of the Company’s Bylaws to provide that vacancies on the Board created as a result of an increase in the number of directors shall be filled by election at any annual meeting or by a special meeting of the stockholders called for that purpose.  The following is the text of the proposed amendment:

Section 4.4 of the Company’s Bylaws is amended, by replacing it in its entirety with the following:

“Section 4.4  Vacancies.  Any vacancy occurring in any office or directorship may be filled by the affirmative vote of a majority of the directors remaining in office, even if less than a quorum exists, provided that any directorship to be filled by reason of (i) an increase in the number of directors or (ii) a removal of a director pursuant to Section 4.3 shall be filled by election at any annual meeting or by a special meeting of the stockholders called for that purpose.  A director or officer elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office.”

If Highland proceeds with a solicitation of proxies in support of the election of the Nominee and the proposals set forth in this Notice, it is anticipated that the other Beneficial Owners and certain employees of Highland, would be participants in such solicitation, and would engage a proxy solicitation agent whose fees and number of employees to be employed for such solicitation would be agreed upon at the time of such engagement. The business address of each such employee would be the same as that of the proxy solicitation agent.

Highland would bear the cost of such proxy solicitation, but would intend to seek reimbursement for the cost of such solicitation, in whole or in part, from the Company if either the Nominee is elected or any of the proposals set forth in this Notice are approved at the Annual Meeting.  Highland does not intend to seek stockholder approval for such reimbursement.  While no precise estimate of this cost can be made at the present time, Highland currently estimates that it would spend a total of approximately $500,000 for such solicitation of proxies, including expenditures for attorneys, proxy solicitation agents, and advertising, public relations, printing, transportation and related expenses.  As of the date hereof, Highland has not incurred any solicitation expenses.  In addition to soliciting proxies by mail, proxies may be solicited in person, by telephone or facsimile, through advertisements or otherwise.

The information included herein and in the exhibits attached hereto represents Highland’s best knowledge as of the date hereof.  Highland reserves the right, in the event such information shall be or become inaccurate, to provide corrective information to the Company as soon as reasonably practicable, although Highland does not commit to update any information which may change from and after the date hereof.  If this Notice shall be deemed for any reason by a court of competent jurisdiction to be ineffective with respect to any proposal set forth in this Notice, or if the Nominee shall be unable to serve for any reason, this Notice shall continue to be effective with respect to any replacement Nominee selected by Highland.

In addition, Highland requests written notice, with copy to Stephen Fraidin and Heidi C. Bioski of Kirkland and Ellis LLP at the address below, no later than 3:00 P.M. EST, on March 15, 2006 of any alleged defects in this Notice and reserves the right, following receipt of such notice, to challenge and/or attempt to cure any such alleged defect.

Please direct any questions regarding the information contained in this Notice to Heidi C. Bioski of Kirkland and Ellis LLP, 153 E. 53rd Street, New York, NY 10022, (212) 446-4904.

Very truly yours,

Highland Capital Management, L.P.

By:	Strand Advisors, Inc.,
its general partner

By:	/s/ Patrick H. Daugherty
Name:
Title:

Exhibit A

Banc of America Securities LLC

Banc of America Prime Brokerage Services

a division of Banc of America Securities LLC

March 14, 2006

Brian Lohrding

Highland Capital Management, LP

13455 Noel Road, Ste 1300

Dallas, TX 75240

Brian,

Per our custody statements, Highland Crusader Offshore Partners, LP has continuously held at least 172,000 shares of American Homepatient Inc, cusip number 026649103, for at least one year from today. The fund’s current position with us is 1,719,994 shares.

Sincerely,

/s/ Matthew Jose
Matthew Jose
Principal
Banc of America Securities LLC

Exhibit B

Lender	Amount

Pam Capital Funding, L.P.	45,763,957
Pamco Cayman Ltd.	26,376,642
Emerald Orchard Limited	8,959,153
California Public Employees’ Retirement System	43,020,773
Highland Floating Rate Advantage Fund	1,442,482
Highland Floating Rate Limited Liability Company	1,442,482
Jasper CLO, Ltd.	5,976,849
Restoration Funding CLO, Ltd.	4,977,307
Southfork CLO, Ltd.	9,475,244
LOAN FUNDING VII LLC	12,911,285
LOAN FUNDING IV LLC	7,530,500
Highland Credit Strategies Master Fund, L.P.	1,999,083
Highland Crusader Offshore Partners, L.P.	19,266,341
Gleneagles CLO, Ltd.	6,996,790
Highland Loan Funding V Ltd.	8,535,068
Total	$204,673,956

Exhibit C

Patrick H. Daugherty, 39.  Mr. Daugherty is Head of Special Situations Investing at Highland Capital Management, L.P. (“Highland”).  He has formerly served as General Counsel to Highland.  Prior to joining Highland in April of 1998, Mr. Daugherty served as Vice President in the Corporate Finance Group at Bank of America Capital Markets, Inc. (formerly NationsBanc Capital Markets, Inc.).  Prior to joining Bank of America, Mr. Daugherty was an associate with the law firm of Baker, Brown, Sharman and Parker in Houston, Texas.  Mr. Daugherty has been involved in over 100 restructurings and held steering committee positions in over 40 bankruptcies.  Mr. Daugherty currently serves on the Board of Directors of Trussway Holdings, Inc. and its affiliates (as Chairman), Home Interiors & Gifts, Inc. and its affiliates (as Chairman), Nexpak Corporation and its affiliates (as Chairman), Moll Industries and its affiliates (as Chairman), and is a former board member of Norse Merchant Group and its affiliates, Ferrimorac Holdings Limited and Mariner Health Care, Inc.  Mr. Daugherty received a BBA in Finance from The University of Texas at Austin and a Juris Doctorate from The University of Houston School of Law.  Mr. Daugherty’s principal business address is 13455 Noel Road, Suite 800, Dallas, Texas 75240 and his residence address is 3621 Cornell Avenue, Dallas, Texas 75205.

Exhibit D

CONSENT OF NOMINEE

The undersigned hereby consents to being named as a nominee for election as a director of American HomePatient, Inc. (the “Company”), in the proxy statement and other materials concerning the undersigned’s nomination in connection with the solicitation of proxies from stockholders of the Company to be voted at the 2006 annual meeting of stockholders of the Company or special meeting of stockholders regarding the election of directors, including any adjournments or postponements thereof, and further consents to serve as a director of the Company, if elected.

/s/ Patrick H. Daugherty
Name: Patrick H. Daugherty

Exhibit E

PURCHASES AND SALES OVER PAST TWO YEARS

The following table sets forth the name of each of the Beneficial Owners which purchased or sold Common Stock within the previous two years, the dates of the transactions and the amounts purchased or sold:

Beneficial Owner	Trade	Shares of Common Stock	Trade Date
Highland Crusader Offshore Partners, L.P.	Buy	60,000	2/2/2006
Highland Crusader Offshore Partners, L.P.	Buy	7,500	1/31/2006
Highland Crusader Offshore Partners, L.P.	Buy	24,184	1/25/2006
Highland Crusader Offshore Partners, L.P.	Buy	15,000	11/8/2005
Highland Crusader Offshore Partners, L.P.	Buy	10,000	11/3/2005
Highland Crusader Offshore Partners, L.P.	Buy	15,000	11/2/2005
Highland Crusader Offshore Partners, L.P.	Sell	(300,000)	11/1/2005
Highland Crusader Offshore Partners, L.P.	Buy	300,000	11/1/2005
Highland Crusader Offshore Partners, L.P.	Buy	20,000	10/31/2005
Highland Crusader Offshore Partners, L.P.	Buy	6,000	10/28/2005
Highland Crusader Offshore Partners, L.P.	Buy	18,000	10/27/2005
Highland Crusader Offshore Partners, L.P.	Buy	157	9/20/2005
Highland Crusader Offshore Partners, L.P.	Buy	11,000	9/19/2005
Highland Crusader Offshore Partners, L.P.	Buy	10,000	9/16/2005
Highland Crusader Offshore Partners, L.P.	Buy	60,000	9/15/2005
Highland Crusader Offshore Partners, L.P.	Buy	59,478	9/14/2005
Highland Crusader Offshore Partners, L.P.	Buy	6,175	9/13/2005
Highland Crusader Offshore Partners, L.P.	Buy	47,000	9/12/2005
Highland Crusader Offshore Partners, L.P.	Buy	22,000	9/7/2005
Highland Crusader Offshore Partners, L.P.	Buy	14,300	7/11/2005
Highland Crusader Offshore Partners, L.P.	Buy	800	7/8/2005
Highland Crusader Offshore Partners, L.P.	Buy	11,500	7/7/2005
Highland Crusader Offshore Partners, L.P.	Buy	52,900	7/6/2005
Highland Crusader Offshore Partners, L.P.	Buy	40,000	5/17/2005
Highland Crusader Offshore Partners, L.P.	Buy	7,200	5/16/2005
Highland Crusader Offshore Partners, L.P.	Buy	26,500	5/13/2005
Highland Crusader Offshore Partners, L.P.	Buy	40,000	5/12/2005
Highland Crusader Offshore Partners, L.P.	Buy	103,500	5/6/2005
Highland Crusader Offshore Partners, L.P.	Buy	196,500	5/5/2005
Highland Crusader Offshore Partners, L.P.	Buy	35,300	4/28/2005
Highland Crusader Offshore Partners, L.P.	Buy	31,400	1/26/2005
Highland Crusader Offshore Partners, L.P.	Buy	95,000	1/25/2005
Highland Crusader Offshore Partners, L.P.	Buy	78,300	1/24/2005
Highland Crusader Offshore Partners, L.P.	Buy	70,500	1/21/2005
Highland Crusader Offshore Partners, L.P.	Buy	50,000	1/14/2005
Highland Crusader Offshore Partners, L.P.	Buy	91,800	1/13/2005
Highland Crusader Offshore Partners, L.P.	Buy	45,000	1/12/2005
Highland Crusader Offshore Partners, L.P.	Buy	100,000	1/5/2005
Highland Crusader Offshore Partners, L.P.	Buy	238,000	12/17/2004
		1,719,994

Exhibit F

1.  Warrant appeal.  Nexbank SSB, et al. v. American HomePatient, Inc., et al.; Case No. 05-859, pending in the U.S. Supreme Court.  Certiorari petition filed by plaintiffs on January 3, 2006.  Defendant’s brief in opposition was filed on or about February 6, 2006.  A ruling is expected by June 2006.

2.  Confirmation appeal.  Bank of Montreal, et al. v. Official Committee of Unsecured Creditors, et al.; Sixth Circuit Case Nos. 03-6500/6501.  Plaintiffs’ rehearing petition was denied by the Sixth Circuit on February 1, 2006.  Plaintiffs’  certiorari petition is due by no later than May 2, 2006.